Exhibit 21.1

LIST OF SUBSIDIARIES

Company Name	Jurisdiction of Incorporation	Ownership
Marpai Captive, Inc.	Delaware	100%
Continental Benefits, LLC	Florida	100%
Marpai Health, Inc.	Delaware	100%
EYME Technologies, Ltd.	Israel	100%